September 23, 2025

Charli Wilson

Kathleen Krebs

Office of Technology

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

Re:	RAD Technologies Inc.
Offering Statement on Form 1-A
Post-qualification Amendment No. 1
Filed August 26, 2025
File No. 024-12513

Dear Ms. Wilson and Ms. Krebs:

Thank you for the opportunity to respond to the comment letter received from the staff of the Division of Corporate Finance (the “Staff”) on September 15, 2025 regarding the post-qualification amendment to the Offering Statement on Form 1-A of RAD Technologies Inc. (the “Company”). The comments are set out below followed by the Company’s response.

Post-qualification Amendment No. 1 to Offering Statement on

Form 1-A General

1.	Under Rule 251(a)(2), the sum of the aggregate offering price of the current offering and aggregate sales for all securities sold pursuant to other offering statements within the 12 months before the start of and during the current offering cannot exceed $75 million. We note that the aggregate offering price of the current offering is $72,539,998.89, and the explanatory note on the cover page indicates that to date, approximately 22,619,999 Class B shares have already been sold, representing $11,454,018.34 in gross proceeds. Please adjust your offering to comply with the $75 million cap or explain why you believe the current offering complies with Rule 251(a).

The value of the current offering, which includes cash value of the shares and implied value of the Bonus Shares, reflects an aggregate amount that includes amounts previously sold, and not in addition to. This has been clarified throughout to avoid confusion.

2.	Your original Form 1-A qualified 21,818,181 Class B shares and disclosed that the offering would terminate as follows:

●	Cover page: “The Offering will terminate at the earlier of the date at which the maximum offering amount has been sold or the date at which the offering is earlier terminated by the Company at its sole discretion.”
●	Plan of distribution: “The Company intends for this offering to continue until one year following qualification by the SEC, or until sooner terminated by the Company.”
●	Plan of distribution: “The Offering will terminate at the earliest of: (1) the date at which the maximum offering amount has been sold, (2) the date which is three years from this offering being qualified by the Commission, and (3) the date at which the offering is earlier terminated by us at our sole discretion.”

Because the original Form 1-A qualified 21,818,181 Class B shares, it appears that the offering terminated when the offering closed on June 15, 2025, with the sale of 22,619,999 Class B shares. Please file a new Form 1-A for the current offering or advise why you believe the original offering has not been terminated. In addition, disclose what exemption you relied on for the sale of the additional shares beyond the amount qualified under the original Form 1-A.

The stated value on the explanatory note and in Part I of the last filed post-qualification amendment included an incorrect value for the number of shares having been already issued in this offering due to an error in the calculation in an Excel document for the purposes of this post-qualification amendment, which did not impact the shares received by investors . The amount has been corrected to 21,646,621.

Cover Page

3.	Please revise so that it is clear when the offering will terminate. Your disclosure on the cover page and within the plan of distribution is inconsistent.

The Company has amended its disclosure regarding termination of the Offering.

Risk Factors, page 7

4.	Your “Plan of Distribution” section indicates that, after $17 million shares are sold for cash, closing of subscriptions will include a portion of shares offered by the company and a portion of shares offered by selling shareholders. Please provide a risk factor addressing that the company’s offering is not separate from the selling shareholders’ offering, purchasers in the offering will not be able to choose whether they are buying shares from the company or selling shareholders, and this may result in the company receiving less proceeds.

The Company has amended its Offering Statement to include a risk factor regarding certain proceeds from the Offering being received by selling shareholders rather than by the Company.

Plan of Distribution and Selling Security Holders

Bonus Shares for Certain Investors (Up to 15%), page 37

5.	We note that Bonus Shares are disclosed as “up to 15%” in some places and 20% in other places within the filing. Please revise for consistency throughout.

The Company has amended its Offering Statement to correct the references to the percentage of Bonus Shares available in the Offering.

Thank you again for the opportunity to respond to your questions to the Offering Statement of RAD Technologies Inc. If you have additional questions or comments, please contact me at andrew@crowdchecklaw.com.

Sincerely,

/s/ Andrew Stephenson
Andrew Stephenson
Partner
CrowdCheck Law LLP

cc:	Jeremy Barnett, Chief Executive Officer, RAD Technologies Inc.